Exhibit 99.1

Enerplus to Present at the 2015 CIBC Institutional Investor Conference at Whistler, BC

CALGARY, Jan. 15, 2015 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Eric Le Dain, Senior Vice President, Corporate Development, Commercial, will provide an update on Enerplus at the CIBC 18th Annual Institutional Investor Conference in Whistler, British Columbia on Thursday, January 22, 2015 at 2:40 PM PST (3:40 PM MST). Investors are invited to listen to a live audiocast of the discussion at:

https://webcasts.welcome2theshow.com/cibcwhistler2015

To ensure timely participation, please log in 15 minutes prior to the start time to register for the event.  The audiocast will be available for 90 days following the event.

Enerplus is a North American energy producer with a portfolio of high-quality, low-decline oil and gas assets, complemented by growth assets in resource plays with superior economics.  We are focused on creating value for our investors through the successful development of our properties that deliver competitive returns comprised of monthly income and organic growth.

For further information please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: Ian C. Dundas, President & Chief Executive Officer, Enerplus Corporation

CO: Enerplus Corporation

CNW 06:00e 15-JAN-15